19006258

E.D.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2019
Washington DC

SEC FILE NUMBER
8-42007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triad Advisors, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5155 Peachtree Parkway, Suite 3220
(No. and Street)

Norcross	GA	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ASELA MANTECON (305) 557-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Jeff Rosenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triad Advisors, LLC., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

MARILYN HOSTEN
MY COMMISSION EXPIRES
NOTARY
PUBLIC
JULY 24, 2019
DEKALB COUNTY, GEORGIA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ]

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIAD ADVISORS, INC. AND SUBSIDIARY

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3-13

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Member of
Triad Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Triad Advisors, LLC and Subsidiary (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc., as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2008.

EISNERAMPER LLP
New York, New York
March 1, 2019

TRIAD ADVISORS, LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2018
(in thousands)

ASSETS	
Cash and cash equivalents	$ 15,698
Due from clearing broker	1,346
Commissions and fees receivable	6,750
Furniture, equipment and software, net	672
Restricted assets	50
Intangible assets, net	4,710
Contract acquisition costs, net	12,596
Goodwill	3,873
Notes receivable	488
Prepaid expenses and other assets	2,301
	$ 48,484
LIABILITIES	
Commissions and fees payable	$ 7,529
Accrued expenses and other liabilities	2,068
Deferred income taxes, net	2,532
Payable to Parent and affiliates	3,053
	15,182
Commitments and contingencies (Note H)	
Member's equity	33,302
	$ 48,484

See notes to consolidated statement of financial condition

NOTE A - DESCRIPTION OF BUSINESS

Triad Advisors, LLC and subsidiary ("Triad" or the "Company") is a registered broker-dealer and registered investment advisor under the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940 and is subject to regulation by, among others, the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB"). Triad Advisors, Inc. offers several classes of services, including agency transactions, investment advisory services and, through its subsidiary, Triad Insurance, Inc., the distribution of variable and fixed insurance products to its customers located throughout the United States.

The Company is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE under the symbol LTS.

Triad filed Articles of Conversion with the Florida Secretary of State and converted from a Florida corporation to a Florida limited liability company effective January 1, 2018. The Company has reflected this conversion to an LLC throughout the financial statements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation:

The consolidated statement of financial condition includes the accounts of Triad Advisors, LLC and its wholly-owned subsidiary Triad Insurance, Inc. Intercompany balances and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of this consolidated financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Cash equivalents:

The Company considers all highly liquid financial instruments with a maturity of three months or less when acquired to be cash equivalents. Cash equivalents at December 31, 2017 consist of money market funds which are carried at a fair value of $7,153. Fair value is based on quoted prices in active markets (Level 1).

Fair value measurements:

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the consolidated statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include short-term receivables, accrued expenses, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2018, of financial assets and liabilities, and their classification within the fair value hierarchy.

(in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements: (continued)

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash	$ 8,545	$ 8,545		$ 8,545
Cash equivalents – money market funds	7,153	7,153		7,153
Due from clearing broker	1,346		$ 1,346	1,346
Commissions and fees receivable	6,750		6,750	6,750
Restricted assets	50		50	50
Notes receivable	488		488	488
Totals	$ 24,332	$ 15,698	$ 8,634	$ 24,332

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
LIABILITIES				
Commissions and fees payable	$ 7,529		$ 7,529	$ 7,529
Accrued expenses and other liabilities	2,068		2,068	2,068
Payable to Parent and affiliates	3,053		3,053	3,053
Totals	$ 12,650	$ 0	$ 12,650	$ 12,650

Newly Accounting Standard Adopted:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which completed the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and the International Financial Reporting Standards. The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

On January 1, 2018, the Company adopted ASU 2014-09 and all related amendments ("ASU 606") and applied its provisions to all uncompleted contracts using the modified retrospective method. The Company recognized the cumulative effect of initially applying ASC 606 as an adjustment to increase the opening balances of retained earnings by $4,048. See Note C for further information.

Accounting Standards Issued But Not Yet Effective:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. The Company will adopt the provisions of this guidance on January 1, 2019 using an optional transition method with a cumulative effect adjustment to the beginning balance of member's equity in the period of adoption without restating the 2018 consolidated financial statements for comparable amounts. The Company's current lease arrangements expire through 2025.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting Standards Issued But Not Yet Effective: (continued)

The Company will elect to utilize the transition package of practical expedients permitted within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company will make an accounting policy election that will keep leases with an initial term of 12 months or less off the Company's consolidated statement of financial condition.

The Company expects adoption of the new standard will result in the recording of additional net lease assets and lease liabilities of approximately $2,821 and $3,226, respectively, as of January 1, 2019.

The Company does not believe the new standard will have a material impact on its liquidity.

The Company is in the process of evaluating changes to its business processes, systems and controls needed to support recognition and disclosure under the new standard. Further, the Company is continuing to assess any incremental disclosures that will be required in the Company's financial statements.

Intangible assets:

Intangible assets are being amortized over their estimated useful lives on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of the net assets, including goodwill. Fair value is typically based upon future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis (see Note F).

Accounting guidance on the testing of goodwill for impairment allows entities the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test. The Company's quantitative assessment indicated that there was no impairment of goodwill in 2018.

There was no change to the carrying amount of goodwill during 2018.

(in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill: (continued)

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, an amendment to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and applies prospectively. Early adoption is permitted, including in an interim period, for impairment test performed after January 1, 2017. The Company has not elected to early adopt and is currently assessing the impact the adoption of ASU 2017-04 will have on its consolidated financial statement.

Income Taxes:

On December 22, 2017, the US government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ("TCJA"). Under GAAP, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA (1) reduces the US statutory corporate income tax rate from 34% to 21% effective January 1, 2018, (2) eliminates the corporate alternative minimum tax, (3) eliminates the Section 199 deduction, and (4) changes the rules related to uses and limitations of net operating loss carryforwards beginning after December 31, 2017.

In response to the TCJA, the SEC staff issued Staff Accounting Bulletin ("SAB") 118, which provided guidance on accounting for the tax effects of TCJA. The purpose of SAB 118 was to address any uncertainty or diversity of view in applying GAAP in the reporting period in which the TCJA was enacted. In addition, SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date for companies to complete the accounting under GAAP. During the year ended December 31, 2018, the Company finalized the accounting for the tax effects of TCJA with no material changes to the provisional estimate recorded in prior periods.

NOTE C – COST FROM CONTRACTS WITH CUSTOMERS

The Company adopted ASC 606, effective January 1, 2018, using the modified retrospective method by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of member's equity and other affected accounts at January 1, 2018.

Costs to Obtain a Contract with a Customer:

The Company capitalizes the incremental costs of obtaining a contract with a customer (independent financial advisor) if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These costs are included in contract acquisition costs, net in the consolidated statement of financial condition and will be amortized over the estimated customer relationship period.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

(in thousands)

NOTE C – COST FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

The Company pays fees to third-party recruiters and bonuses to employees for recruiting independent financial advisors to affiliates, and thereby bring their client's accounts to the Company, which generates ongoing commissions revenue and monthly service fee revenue to the Company.

Costs to Obtain a Contract with a Customer: (continued)

An additional cost to obtain an independent financial advisor may include forgivable loans. Forgivable loans take many forms, but they are differentiated by the fact that at inception the loan is intended to be forgiven over time by the Company. The loans are given as an inducement to attract independent financial advisors to become affiliated with the Company. The Company may offer new independent financial advisors a forgivable loan as part of his/her affiliation offer letter. These amounts are paid upfront and are capitalized, then amortized over the expected useful lives of the independent financial advisor's relationship period with the independent advisory and brokerage firm.

The balance of contract acquisition costs, net, was $12,596 as of December 31, 2018, an increase of $2,757 compared to the adoption date of January 1, 2018. Amortization on these contract acquisition costs was $1,511 during the twelve months ended December 31, 2018. There were no impairments or changes to underlying assumptions related to contract acquisition costs, net, for the period.

Practical Expedients

The following practical expedients available under the modified retrospective method were applied upon adoption of ASC 606:

We applied the practical expedient outlined under ASC 606-10-65-1(h), and did not restate contracts that were completed contracts as of the date of initial application, i.e. January 1, 2018.

We applied the practical expedient outlined under ASC 606-10-65-1(f)(4) and did not separately evaluate the effects of contract modifications. Instead, we reflect the aggregate effect of all the modifications that occurred before the initial application date, i.e. January 1, 2018.

We applied the practical expedient outlined under ASC 606-10-10-4 that allows for the accounting for incremental costs of obtaining contracts at a portfolio level in order to determine the amortization period.

We applied the practical expedient outlined under ASC 340-40-25-4 and did not capitalize the incremental costs to obtain a contract if the amortization period for the asset is one year or less.

Impacts on Financial Statements on January 1, 2018:

The following table summarizes the impacts of ASC 606 adoption on the Company's consolidated statement of financial condition as of January 1, 2018.

The Company adjusted notes receivable from financial advisors, net by reclassifying all of its forgivable loans to contract acquisition costs, net in the condensed statement of financial position. Previously, forgivable loans were amortized based on their legal terms, typically forgiven over periods ranging from 1 to 7 years as long as the associated independent financial advisor remained in compliance with the terms of the forgivable loan. Under ASC 606, the acquisition costs, net are amortized over the expected useful lives of the independent financial advisors' relationship period with the Company.

(in thousands)

NOTE C – COST FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Impacts on Financial Statements on January 1, 2018: (continued)

	Consolidated Statement of Financial Condition		
	As Reported	Adjustments	Adjusted
	December 31, 2017	Costs to obtain or fulfill a contract	January 1, 2018
ASSETS			
Cash and cash equivalents	$ 17,453		$ 17,453
Commissions and fees receivable	7,239		7,239
Furniture, equipment and software, net	817		817
Restricted assets	50		50
Intangible assets, net	5,199		5,199
Goodwill	3,981		3,981
Contract acquisition costs, net		$ 9,839	9,839
Notes receivable	5,200	(4,444)	756
Prepaid expenses and other assets	1,335		1,335
Total assets	$ 41,274	$ 5,395	$ 46,669
LIABILITIES AND MEMBER'S EQUITY			
Commissions and fees payable	$ 8,054		$ 8,054
Due to clearing broker	2,947		2,947
Accrued expenses and other liabilities	2,073		2,073
Deferred tax liability, net	727	$ 1,347	2,074
Payable to Parent and affiliates	2,389		2,389
Total liabilities	16,190	1,347	17,537
Commitments and contingencies			
Member's equity	25,084	4,048	29,132
Total liabilities and member's equity	$ 41,274	$ 5,395	$ 46,669

(in thousands)

NOTE C – COST FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Impacts on Financial Statements on January 1, 2018: (continued)

The following tables compare the reported statement of financial condition and statement of operations as of and for the twelve months ending December 31, 2018, to the pro-forma amounts had the previous accounting standards been in effect.

	As of December 31, 2018		
	As Reported	Balances without the adoption of Topic 606	Effect of Change Higher/(Lower)
ASSETS			
Cash and cash equivalents	$ 15,698	$ 15,698	
Due from Clearing broker	1,346	1,346	
Commissions and fees receivable	6,750	6,750	
Furniture, equipment and software, net	672	672	
Restricted assets	50	50	
Intangible assets, net	4,710	4,710	
Goodwill	3,873	3,873	
Contract acquisition costs, net	12,596		$ 12,596
Notes receivable	488	6,452	(5,964)
Prepaid expenses and other assets	2,301	2,301	
Total assets	$ 48,484	$ 41,852	$ 6,632
LIABILITIES AND MEMBER'S EQUITY			
Commissions and fees payable	$ 7,529	$ 7,529	
Accrued expenses and other liabilities	2,068	2,068	
Deferred tax liability, net	2,532	914	$ 1,618
Payable to Parent and affiliates	3,053	3,006	47
Total liabilities	15,182	13,517	1,665
Commitments and contingencies			
Member's equity	33,302	28,335	4,967
Total liabilities and member's equity	$ 48,484	$ 41,852	$ 6,632

(in thousands)

NOTE D - FURNITURE, EQUIPMENT AND SOFTWARE

Components of furniture, equipment and software included in the consolidated statement of financial condition at December 31, 2017 were as follows:

Furniture and fixtures	$ 214
Office equipment	31
Computer equipment	285
Software	585
Leasehold improvements	465
Total cost	1,580
Less accumulated depreciation	(908)
	$ 672

NOTE E - NOTES RECEIVABLE

The Company has granted loans to certain independent contractor financial advisors, which mature between 2019 and 2021. These loans are evidenced by notes, which bear interest and are collectible in accordance with the terms of the related agreements.

NOTE F - INTANGIBLE ASSETS AND GOODWILL

Intangible assets subject to amortization as of December 31, 2017 consist of:

	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships with registered representatives	20	$ 9,786	$ 5,076	$ 4,710

The annual impairment test performed at December 31, 2018, based on a quantitative assessment (see Note B - "Goodwill"), did not indicate that the carrying value of goodwill had been impaired.

NOTE G - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company elected to compute its net capital under the alternative method allowed by this rule.

At December 31, 2018, the Company had net capital of $8,739, which was $8,489 in excess of its required net capital of $250.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii).

(in thousands)

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company leases office space under a non-cancellable operating lease expiring in 2025. Under the lease, the Company is required to pay additional rent for excess operating expenses. The total amount of the base rent payments is being charged to expense by the straight-line method over the term of the lease. Rent expense was $563 for the year ended December 31, 2018.

Future minimum lease payments for the years ending December 31 are as follows:

2019	$ 528
2020	541
2021	605
2022	621
2023	636
Thereafter	761
	$3,692

In the ordinary course of business, the Company may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. With respect to pending matters, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

NOTE I - INCOME TAXES

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statement. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company accounts for interest and/or penalties arising from income taxes as a component of income tax expense. As of December 31, 2018, the Company has an immaterial amount of uncertain tax positions.

(in thousands)

NOTE I - INCOME TAXES (CONTINUED)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2017 are as follows:

Deferred tax asset:	
Deferred rent	$ 101
Accrued expenses	9
Deferred tax liability:	
Contract acquisition costs	(1,618)
Goodwill	(742)
Furniture, equipment and software	(109)
Intangibles	(173)
Deferred income taxes, net	$(2,532)

In assessing the Company's ability to recover its deferred tax assets, the Company evaluated whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, the Company believes it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2018.

In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2018, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2015 through 2018.

NOTE J – RELATED PARTY TRANSACTIONS

The Company has a service agreement with LTS for providing services and support to the Company. The Company obtains its errors and omissions insurance through LTS. The Company also has service agreements in effect at December 31, 2018 with Investacorp, Inc. and Securities America, Inc., wholly-owned subsidiaries of LTS. The Company incurred and paid business consulting fees to an entity owned by a director and former shareholder of the Company.

NOTE K - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer transactions are cleared by a securities broker-dealer pursuant to a clearing agreement. The Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2018, there were no amounts to be indemnified to the clearing broker for customer accounts.

At December 31, 2018, the amount due from clearing broker reflected in the accompanying consolidated statement of financial condition includes cash and commissions receivable, which are due from one clearing broker. In addition, the Company maintains cash equivalents in the amount of $7,153 with this clearing broker. In the event of financial institutions insolvency, recovery of assets may be limited.

NOTE K - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

Commissions and fees receivable are due from mutual fund and insurance companies. These receivables are uncollateralized.